Exhibit 99.2

Dear Valued Shareholder of Middlefield Banc Corp.:

We are pleased to send you this prospectus describing our Dividend Reinvestment Plan. Through the Plan, you may purchase additional shares of Middlefield Banc Corp. common stock using cash dividends that you receive on your shares of common stock. You may also make optional cash payments under the Plan, which will also be invested in Middlefield Banc Corp. common stock. We reserve the right to suspend, modify, or terminate the Plan at any time.

We updated the prospectus to reference that Computershare Trust Company, N.A. is Middlefield Banc Corp.’s transfer agent and the Plan Administrator of the Plan.

The prospectus provides complete details of the Plan in a simple question and answer format. We recommend that you review the description of the Plan carefully and that you retain this prospectus for future reference. If you wish to download a copy of the Plan prospectus online, you may do so at our website, at www.middlefieldbank.bank, or at the Plan Administrator’s website, at www.computershare.com/investor. You may also obtain an enrollment form by calling the Plan Administrator at 1-800-736-3001.

If you are already enrolled in the Plan and you do not wish to change your enrollment, you do not have to take any action. If you are not enrolled in the Plan but you wish to do so, you may enroll online or download an enrollment form at www.computershare.com/investor. If you do not participate in the Plan, you will continue to receive checks for your dividends as they are declared and paid.

Sincerely,

/s/ Ronald L. Zimmerly, Jr.
Ronald L. Zimmerly, Jr.
President & Chief Executive Officer